UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated June 29, 2016

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 — 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: ☒	Form 40-F: ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes: ☐	No: ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes: ☐	No: ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

Publicly-Held Company

CNPJ/MF No. 60.643.228/0001-21

NIRE 35.300.022.807

NOTICE TO THE MARKET

FIBRIA CELULOSE S.A. (“Fibria” or “Company”) (BM&FBOVESPA: FIBR3 | NYSE: FBR) hereby informs its shareholders and the market in general, that the closing announcement of the fund raising transaction by the Company via capital markets, by the public distribution of Agribusiness Credit Receivable Certificates (“CRAs”) of the 80th and the 81st series of the 1st issuance of Eco Securitizadora de Direitos Creditórios do Agronegócio S.A., was filed with the Brazilian Securities Commission — CVM on this date. The total amount of the transaction was R$ 1,350,000,000.00 (one billion and three hundred and fifty million reais), backed by export credit notes issued by the Company, as informed in the Notice to the Market released by the Company on March 14, 2016.

Additionally, the Company informs that the total amount of the issuance of the 80th series of CRAs was R$ 880,155,000.00 (eight hundred and eighty million and one hundred and fifty-five thousand reais), maturing in 4 years, and shall be entitled to the payment of semi-annual interests equivalent to 97% of the cumulative variation of CDI rate. The principal repayment is expected to take place in a single installment in June 2020. The 81st series of CRAs was issued in the total volume of R$ 469,845,000.00 (four hundred and sixty-nine million and eight hundred and forty-five thousand reais), maturing in 7 years, and shall be entitled to annual interest payments equivalent to IPCA plus 5,9844%. The principal repayment of the 81st series of CRAs is expected to take place in a single installment in June 2023.

Fibria deems it appropriate to inform this fact to the market, underlining its commitment to transparency with its shareholders and investors.

São Paulo, June 29, 2016.

FIBRIA CELULOSE S.A.

Guilherme Perboyre Cavalcanti

Chief Financial and Investor Relations Officer

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 29, 2016

Fibria Celulose S.A.

	By:	/s/ Guilherme Perboyre Cavalcanti
	Name:	Guilherme Perboyre Cavalcanti
	Title:	CFO and IRO

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